SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

John B. Berding
301 E. Fourth Street
Cincinnati, OH 45202
(513) 579-2556

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
John B. Berding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,455 shares

	8	SHARED VOTING POWER
112,420 shares

	9	SOLE DISPOSITIVE POWER
72,455 shares

	10	SHARED DISPOSITIVE POWER
112,420 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
184,875 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 3 of 7
Explanatory Note

On May 10, 2023, Franchise Group, Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger, dated May 10, 2023 (the “Merger Agreement”), by and among the Issuer, Freedom VCM, Inc., a Delaware corporation (“Parent”), and Freedom VCM Subco, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Subsequently, in connection with the transactions contemplated by the Merger Agreement, each of Mr. John B. Berding (the “Reporting Person”), the Reporting Person’s immediate family member and an affiliated trust (collectively with the Reporting Person, the “Berding Parties”) entered into the Reporting Person Rollover Agreement (as defined and further described in Item 4 below). Also as further described below, the Reporting Person may be deemed to be the beneficial owner of 184,875 shares of Common Stock of the Issuer, $0.01 par value (“Common Stock”), as reported in this Statement on Schedule 13D (this “Schedule 13D”).  The Reporting Party is filing this Schedule 13D by virtue of the Berding Parties, including the Reporting Party, entering into the aforementioned Reporting Person Rollover Agreement, as further described below.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock of Franchise Group, Inc., a Delaware corporation. The Issuer’s principal executive offices are located at 109 Innovation Court, Suite J, Delaware, Ohio 43015.

Item 2.	Identity and Background.

(a) - (c), (f) The Reporting Person is an individual and citizen of the United States of America. The Reporting Person is President and a Director of American Financial Group, Inc., an Ohio corporation (“AFG”), and President of American Money Management Corporation, an Ohio corporation and a wholly-owned subsidiary of AFG. The Reporting Person’s business address is 301 E. Fourth Street, Cincinnati, Ohio 45202.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D shall incorporate by reference the information set forth in Item 4 below. No payments were made by or on behalf of the Reporting Person in connection with the execution of the Reporting Person Rollover Agreement (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the filing of this Schedule 13D.

Item 4.	Purpose of Transaction.

Agreement and Plan of Merger; Financing

The Reporting Person is filing this Schedule 13D based on he and the other Berding Parties entering the Reporting Person Rollover Agreement (as defined and further described in this Item 4 below).  Other than the Reporting Person Rollover Agreement—to which the form of BRP Shares LLC Agreement (as defined and further described below) is an exhibit and which the Berding Parties will enter substantially concurrently with the closing of the Merger—neither the Reporting Party nor any of the other Berding Parties are a party to any of the other agreements described further below, including without limitation the Merger Agreement.

On May 10, 2023, the Issuer entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub shall merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The acquiring group includes members of the senior management team of the Issuer, led by Brian Kahn (“Kahn”), the Issuer’s Chief Executive Officer, in financial partnership with a consortium that includes B. Riley Financial, Inc. (“B. Riley”) and Irradiant Partners.

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Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (each, a “Share”) held by stockholders (other than the Excluded Shares as defined by the Merger Agreement, the definition of which includes, among other items, the Issuer’s Shares for which the holder has duly exercised appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, Shares or Preferred Shares owned by Bryant Riley, B. Riley, Parent, Merger Sub, the Issuer and its wholly-owned subsidiaries and Rollover Shares, as defined below) will receive $30.00 in cash per Share (the “Public Stockholder Per Share Price”); (b) each share of preferred stock of the Issuer (each, a “Preferred Share”) will be converted or, at the election of the Issuer (which shall be made solely at Parent’s direction), redeemed, in each case in accordance with that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Issuer, dated as of September 18, 2020; and (c) each Rollover Share shall be subject to the treatment provided in the Rollover Agreement, as described below.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants.

The Merger Agreement provides for certain termination rights, including that the Issuer or Parent may terminate the Merger if the closing does not occur by November 10, 2023, subject to the terms and conditions of the Merger Agreement. Closing of the Merger is conditioned on customary conditions to closing including expiration of the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of the Requisite Company Vote (as defined in the Merger Agreement).

Certain financial institutions and Irradiant Partners LP have agreed to provide Parent with debt financing in an aggregate principal amount of up to $475 million on the terms and subject to the conditions set forth in a debt commitment letter.  In addition, B. Riley has committed to capitalize Parent at closing of the Merger with an aggregate equity contribution equal to up to $560 million on the terms and conditions set forth in an equity commitment letter, though it is expected that the actual amount to be funded by B. Riley will be substantially less.

Rollover Agreement

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer (the “Rollover Stockholders”) entered into a rollover contribution agreement (the “Rollover Agreement”) between Freedom VCM Holdings, LLC, a Delaware limited liability company and, following the consummation of the Merger, indirect parent of the Issuer (“Topco”), and each Rollover Stockholder, pursuant to which, at the Effective Time, certain shares of Common Stock (“Rollover Shares”) held by the Rollover Stockholders will be contributed to Topco in exchange for a number of common membership interests of Topco. Subsequently, the Berding Parties entered into a rollover contribution agreement dated as of August 6, 2023 with Freedom VCM Holdings, LLC and B. Riley Private Shares 2023-2 QP, LLC (“BRP Shares, LLC”) (the “Reporting Person Rollover Agreement”, and collectively with the Rollover Agreement, the “Rollover Agreements”). Pursuant to the Reporting Person Rollover Agreement, substantially concurrently with the closing of the Merger, the Berding Parties’ Shares will be contributed to BRP Shares, LLC in exchange for a number of common membership interests of BRP Shares, LLC, which will in turn acquire the equivalent number of common membership interests in Topco. Also substantially concurrently with the closing of the Merger, the Berding Parties will enter into a Limited Liability Company Operating Agreement (“BRP Shares LLC Agreement”) of BRP Shares, LLC. The BRP Shares LLC Agreement, a form of which is an exhibit to the Reporting Person Rollover Agreement, will govern the rights and obligations of the Berding Parties and the other members of BRP Shares, LLC.

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain members of the Issuer’s management team (the “Management Stockholders”), entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Management Stockholders have agreed to vote all Shares owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would prevent, interfere with or delay the consummation of the Merger. The Reporting Person Rollover Agreement includes covenants obligating the Berding Parties to vote their Shares in favor of the transaction substantially identical to the Voting Agreement. The Reporting Person Rollover Agreement terminates upon the termination of the Merger Agreement in accordance with its terms and is terminable by the Berding Parties if the Merger Agreement is amended to reduce the amount or form of the Public Stockholder Per Share Price, to extend the Outside Date (as defined in the Merger Agreement) beyond December 25, 2023, or to otherwise impose additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger or in the event the Special Committee or the Board changes its recommendation in favor of the Transaction or upon the valid termination of the Voting Agreement.

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The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Merger Agreement, the Voting Agreement and the Rollover Agreements, copies of which are filed as Exhibits herewith, and which are incorporated herein by reference in their entirety. The Merger Agreement, the Voting Agreement and the Rollover Agreements are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about Parent, Merger Sub, the Issuer, the Berding Parties or any other person or entity or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Voting Agreement and the Rollover Agreements: (a) were made only for purposes of the respective agreement and as of specific dates; (b) were solely for the benefit of the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, as applicable; (c) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, instead of establishing those matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of any party to the aforementioned documents or any of those parties’ respective subsidiaries or affiliates.

As a result of the Berding Parties entering into the Reporting Person Rollover Agreement, the Reporting Person may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital Management, LLC (“Vintage Capital”)), Vintage Capital, an affiliate of Kahn, AFG and Great American Insurance Company, an Ohio corporation (“Great American”), a wholly-owned subsidiary of AFG, Mr. Joseph A. Haverkamp, the Employee Rollover Parties (as described and defined in Item 5 below), and the Kelleher Family Trust, each of which entered into a rollover agreement with Freedom VCM Holdings, LLC, and BRP Shares, LLC. The Berding Parties entered into such agreements separately and independently from any other party, including AFG, and have not acted in concert with any other party, including AFG, in connection with their acquisition or ownership of Common Stock. Mr. Berding and certain affiliated trusts and entities for which he directs investment (i) have separately committed to contribute $7.5 million to BRP Shares, LLC in exchange for membership interests in BRP Shares, LLC, which will in turn acquire the equivalent number common membership interests in Topco, and (ii) will enter into the BRP Shares LLC Agreement, each substantially concurrently with the closing of the Merger.

Item 5.	Interests in Securities of the Issuer.

As a result of the Reporting Person entering into the Reporting Person Rollover Agreement, as described in Item 4 above, the Reporting Person may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital), and Vintage Capital, an affiliate of Kahn, as well as the following officers of the Issuer who have entered into additional rollover and contribution agreements with Topco: Mr. Kenneth Todd Evans, Mr. Scott Harvey, Mr. Andrew F. Kaminsky, Mr. Jason Mattes, Ms. Tiffany McMillan-McWaters, Mr. Eric F. Seeton, and Mr. Thomas Will (collectively, the “Employee Rollover Parties”); together with Kelleher Family Trust, who has also entered into a rollover and contribution agreement. Based on public filings, the Reporting Person understands that (i) Brian Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Mr. Riley beneficially owns 1,804 shares of Common Stock, (iii) Mr. Laurence beneficially owns 573,482 shares of Common Stock, (iv) AFG is the beneficial owner and Great American is the owner of record of 686,115 shares of Common Stock, (v) Mr. Haverkamp beneficially owns 1,887 shares of Common Stock, (vi) the Kelleher Family Trust owns 13,768 shares of Common Stock, and (vii) the Employee Rollover Parties beneficially own 283,703.12 shares of  Common Stock. Accordingly, to the extent the Reporting Person is deemed to be a member of such “group,” the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially by the Reporting Person, is equal to 13,976,984.12 shares of Common Stock, representing approximately 39.7% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Person disclaims beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

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(a) As of 4:00 p.m., Eastern Time, on August 7, 2023, the Reporting Person beneficially owned 184,875 shares of Common Stock, including the shares owned by his immediate family members and an affiliated trust, representing less than 1% of the Issuer’s Common Stock outstanding.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Person is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Person has sole voting and dispositive power over 72,455 shares of Common Stock referenced in Item 5(a) above.

(c) The Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described herein, no person other than the Reporting Person and the other Berding Parties is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D hereby incorporates by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1*
Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2
Voting Agreement, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3
Rollover Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.4**	Rollover Agreement, dated as of August 6, 2023, by and among Freedom VCM Holdings, LLC, B. Riley Private Shares 2023-2 QP, LLC and John B. Berding

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer has agreed to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

** A copy is filed herewith.

CUSIP No. 35180X105	13D	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2023

/s/ John B. Berding
John B. Berding